03015474

RECD S.E.C. MAR 3 2003 FEE 510

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8-53267

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: H. Roark Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1904 Barrington Pkwy
(No. and Street)

Papillion, (City) NE (State) 68046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Drew Miller (402) 339-2387
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hayes & Associates, L.L.C.
(Name — if individual, state last, first, middle name)

1015 N. 98th St. Ste 200 (Address) Omaha (City) NE (State) 68114 (Zip Code)

CHECK ONE:
- X Certified Public Accountant
- Public Accountant
- Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 31 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Drew Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______, as of Dec. 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of Virginia
County of Arlington

Subscribed and sworn before me, a notary public, on the 27th day of February, 2003.

Angela B. Jackson
Notary Public
My Commission expires: March 31, 2006

Signature
President
Title

This report** contains (check all applicable boxes):

- (a) Facing page.
- (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-53267

H. Roark Securities Corporation
FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT
For the year ended December 31, 2002

TABLE OF CONTENTS

HAYES & ASSOCIATES, L.L.C.
Certified Public Accountants and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
H. Roark Securities Corporation

We have audited the accompanying balance sheet of H. Roark Securities Corporation, a non-public corporation, (the Corporation) as of December 31, 2002, and the related statements of operations and cash flows for the year then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of H. Roark Securities Corporation as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Hayes & Associates, LLC

Omaha, NE
February 16, 2003

Westroads Pointe • 1015 N. 98th St., Suite 200 • Omaha, Nebraska 68114 • 402.390.2480 TEL • 402.390.0885 FAX • www.hayes-cpa.com

H. Roark Securities Corporation
BALANCE SHEET
December 31, 2002

ASSETS

CURRENT ASSETS		
Cash	$	2,520
Accounts receivable		1,745
Certificate of deposit		5,000
Total current assets		9,265
OFFICE EQUIPMENT, NET OF ACCUMULATED DEPRECIATION OF $374		1,279
Total assets	$	10,544

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES		
Accounts payable	$	1,250
Income tax payable		-
Total current liabilities		1,250
STOCKHOLDER'S EQUITY		
Common stock, $1 par value, 1000 shares issued		1,000
Additional paid in capital		21,600
Accumulated deficit		(13,306)
Total stockholder's equity		9,294
Total liabilities and stockholder's equity	$	10,544

See accompanying notes and independent auditor's report.

H. Roark Securities Corporation
STATEMENT OF OPERATIONS
For the year ended December 31, 2002

REVENUE		
Fees	$	108,641
EXPENSES		
Bank charges		22
Consulting fees		524
Dues and subscriptions		693
Fidelity bond fees		362
GVS California office		90,492
License and permits		50
Marketing and prospecting		471
NASD fees		2,554
Office supplies		1,091
Postage and delivery		301
Professional fees		7,931
Rep consulting payments		17,036
Software		248
Telephone		2,616
Taxes		848
Travel and entertainment		145
Depreciation expense		270
Miscellaneous		57
Income tax expense		-
Total expenses		125,711
NET INCOME (LOSS)		(17,070)
RETAINED EARNINGS, BEGINNING OF PERIOD		3,764
ACCUMULATED DEFICIT, END OF PERIOD	$	(13,306)

See accompanying notes and independent auditor's report.

H. Roark Securities Corporation
STATEMENT OF CASH FLOW
For the year ended December 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES		
Net (Loss)	$	(17,070)
Adjustments to reconcile net income to net cash provided by operating activities		
Depreciation		270
Change in accounts receivable		(1,745)
Change in deposit		2,120
Change in accounts payable		(275)
Change in security income tax payable		(1,634)
NET CASH PROVIDED BY OPERATING ACTIVITIES		(18,334)
CASH FLOWS FROM FINANCING ACTIVITIES		
Purchase of equipment		(609)
Purchase of certificate of deposit		(5,000)
Additional capital investments		12,500
NET CASH PROVIDED BY FINANCING ACTIVITIES		6,891
NET DECREASE IN CASH		(11,443)
CASH, BEGINNING OF PERIOD		13,963
CASH, END OF PERIOD	$	2,520

See accompanying notes and independent auditor's report.

H. Roark Securities Corporation
NOTES TO THE FINANCIAL STATEMENTS
For the year ended December 31, 2002

NOTE A. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of the significant accounting policies of H. Roark Securities Corporation (the Corporation).

1. Organization

The Corporation was incorporated under the Business Corporation Act in the State of Nebraska on January 9, 2001. The Corporation assists other businesses with mergers and acquisition. The Corporation receives retainer fees for assisting other businesses in raising capital and a percentage fee on the capital raised.

2. Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting for both financial reporting and federal income tax purposes. Revenue is recognized when earned and expenses are recognized when incurred. The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires the use of management's estimates.

3. Income Taxes

As of December 31, 2002, the Corporation was not liable for any taxes.

4. Office Equipment

The Corporation depreciates office equipment using the straight-line method.

5. Cash and Cash Equivalents

For the purposes of the statement of cash flows, the Corporation considers highly liquid investments purchased with a maturity date of three months or less to be cash equivalents.

NOTE B. GVS CALIFORNIA OFFICE

The GVS California office consists of expenses paid by the California office. These expenses include salaries, payroll taxes, consulting services, utilities, telephone, subscriptions, and other operating costs.

NOTE C. CERTIFICATE OF DEPOSIT

On August 12, 2002, H. Roark Securities Corporation purchased a certificate of deposit in the amount of $5,000. The certificate of deposit has an initial maturity of 12 months. Interest is compounded monthly at an annual rate of 2.32%.

NOTE D. CHANGE IN EQUITY

During the year the majority owners in the Corporation made additional capital investments of $12,500.

NOTE E. CHANGE IN OWNERSHIP

During the year, an investor purchased 90% of the outstanding stock of the Company. After the sale, the Company changed its name from Global Vantage Securities, LTD to H. Roark Securities Corporation.

NOTE F. CONCENTRATIONS

During the year the Corporation received 51% of their total revenue from two sources.

SUPPLEMENTAL INFORMATION

H. Roark Securities Corporation
Statement of Changes in Stockholders' Equity
December 31, 2002

	Common Stock	Additional Paid-In Capital	Retained Earnings
Balance, January 1, 2002	$ 1,000	$ 9,100	$ 3,764
Additional capital investment	-	12,500	-
Net loss for the year ended December 31, 2002	-	-	(17,070)
Balance, December 31, 2002	$ 1,000	$ 21,600	$ (13,306)

See accompanying notes and independent auditor's report.

H. Roark Securities Corporation
Computation of Net Capital
December 31, 2002

Balance, January 1, 2002		
Common stock	$ 1,000	
Additional paid-in capital	9,100	
Retained earnings	3,764	
		$ 13,864
Net loss for the year ended December 31, 2002		(17,070)
Additional capital investments		12,500
Total stockholder's equity		9,294
Adjustments to net worth		
Fixed assets not readily convertible to cash		(1,279)
Net capital, December 31, 2002		$ 8,015

See accompanying notes and independent auditor's report.

H. Roark Securities Corporation
Reconciliation of Net Capital
December 31, 2002

Balance, January 1, 2002		
Common stock	$ 1,000	
Additional paid-in capital	9,100	
Retained earnings	3,764	
		$ 13,864
Net loss for the year ended December 31, 2002		(17,070)
Additional capital investment		12,500
Total stockholder's equity		9,294
Adjustments to net worth		
Fixed assets not readily convertible to cash		(1,279)
Net capital, December 31, 2002		$ 8,015

Balance, December 31, 2002	
Clients unaudited computation of Net Capital	$ 10,813
Adjustments to arrive at audited Net Capital	
Less: Fixed assets not readily convertible to cash	(1,548)
Accounts payable	(1,250) A
Balance, December 31, 2002, audited net capital	$ 8,015

A: Professional fees expense adjusted upon audit.

See accompanying notes and independent auditor's report.

H. Roark Securities Corporation
SUPPLEMENTAL REPORT ON MATERIAL INADEQUACIES
For the year ended December 31, 2002

There were no material inadequacies noted during the conduct of our audit.